Filed by Superior Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934, as amended

Subject Company: Complete Production Services, Inc.

Registration File No: 333-177679

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated October 9, 2011 by and among Superior Energy Services, Inc. (“Superior”), Complete Production Services, Inc. (“Complete”) and SPN Fairway Acquisition, Inc. The following is a memorandum that was sent to Superior employees.

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January 12, 2012

Dear Superior Employees,

I am pleased to report that our joint proxy statement/prospectus for consideration of the merger by both our stockholders and those of Complete has been declared effective by the Securities and Exchange Commission and is being mailed to all stockholders in order to solicit their vote to approve the merger and related transactions. This important step brings us another step closer in the process of merging our two companies. The next major step will be to hold special stockholders’ meetings on February 7th . During these meetings, the stockholders of both companies will vote on the proposed merger and related transactions. Assuming the required stockholder votes are obtained, we intend to close the merger as soon as possible after the stockholders’ meetings.

I want to thank all of you for conducting business as usual during this time and for continuing to focus on service to our customers and workforce safety, both of which are critical. Again, if you would like to contact me directly with any questions or concerns, you can reach me at 281-999-0047 or dave.dunlap@superiorenergy.com.

Dave Dunlap

For more information about the Superior and Complete merger or to ask a question, please visit www.superiortomorrow.com.

Additional Information and Where to Find It

These materials are not a substitute for the Registration Statement on Form S-4 (File No. 333-177679) that Superior filed with the SEC in connection with the proposed transaction with Complete, or the definitive joint proxy statement/prospectus sent to security holders of Superior and Complete on or about January 6, 2012 seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SUPERIOR AND COMPLETE ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED JANUARY 6, 2012, WHICH WAS SENT TO SECURITY HOLDERS OF SUPERIOR AND COMPLETE ON OR ABOUT JANUARY 6, 2012, AS IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Superior and Complete with the SEC at the SEC’s web site at www.sec.gov. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of Superior or Complete common stock.

Participants in the Solicitation

Superior, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Superior’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition is available in Superior’s joint proxy statement/prospectus filed with the SEC, and additional information regarding such persons is included in our proxy statement filed with the SEC on April 15, 2011.

Complete, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Complete’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition is available in its joint proxy statement/prospectus filed with the SEC, and additional information regarding such persons is included in Complete’s proxy statement filed with the SEC on April 18, 2011.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This notice is being issued pursuant to and in accordance with Rule 135(c) under the Securities Act.